CPSM, INC.

2951 SE Waaler Street

Stuart, FL 34997

November 28, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:

CPSM, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2015

Filed April 5, 2016

File No. 333-149000

Dear Sir or Madam:

In response to your comment letter dated November 10, 2016, please note the following:

Contractual Obligations, Page 11

1.

You state you have “no material contractual obligations.”  Although we note you are not required to provide a table of contractual obligations, we also note you do have long-term debt obligations of $955,936 as disclosed on page 29.  Please clarify and correct your disclosure in future filings.  This comment is also applicable to your future interim filings.

The disclosure has been revised to include the long-term debt repayment information in the Contractual Obligations section of the Management’s Discussion and Analysis.  The Company shall ensure that similar disclosures shall be made in our future filings.

Item 9A – Controls and Procedures, Page 34

2.

We note your conclusions that as of December 31, 2015, your disclosure controls and procedures and internal control over financial reporting were both effective and there have not been any changes in your internal control over financial reporting during 2015.  Please reconcile these conclusions with disclosures under risk factors on page 11 of your Form S-1/A filed on December 4, 2015 that stated you lacked internal controls and believed your disclosure controls and procedures were not effective.  To the extent you believe your disclosure controls and procedures and internal control over financial reporting were both effective as of December 31, 2015, please amend your 2015 10-K to disclose the material changes that occurred subsequent to the filing of your S-1/A that led you to reach these conclusions.  To the extent you believe your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2015, please amend your 2015 10-K to disclose your revised conclusions.  In this regard, we note your conclusions in your subsequent quarterly filings, that as of March 31, 2016 and June 30, 2016, your disclosure controls and procedures were not effective.

The disclosure has been appropriately revised as follows to enumerate the changes that occurred during the year ended December 31, 2015 to provide internal controls over our financial reporting:

During the year ended December 31, 2015, we made several changes to our internal control over financial reporting in order to improve their effectiveness.

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We integrated the customer relationship management system with the accounting system in order to ensure that invoicing, accounts receivable, inventory, and accounts payable are transferred and trial balances are produced;

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We hired additional accounting personnel such that the two divisions, Custom Pool & Spa Mechanics and Custom Pool Plastering, each have separate and independent bookkeepers;

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We hired an accounting manager responsible for the accounting books and records, trial balances and production of initial financial statements;

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Our Chief Financial Officer conducted the initial review and production of the financial statements and notes for both the 10-K and the 10-Qs as well as the full content of the documents.  In addition, he reviewed all of the accounting records and trial balances.

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Our Chief Executive Officer conducted a separate review of the financial statements and notes for the 10-K and the 10-Qs, as well as the full content of the documents.

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The Board of Directors reviewed the financial statements and notes for the 10-K and the 10-Qs, as well as the full content of the documents.

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The Board of Directors held regularly scheduled board meetings, both in person and telephonically, regarding compliance with disclosure and financial reporting requirements.

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We retained outside counsel to produce and review all SEC filings.

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We retained an independent accounting firm for accounting reviews and audits.

We believe these changes have materially affected our internal control over financial reporting.

Sincerely,

CPSM, Inc.

/s/Lawrence Calarco

Lawrence Calarco